UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ProUroCare Medical Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

74373C 10 7
(CUSIP Number)

William Reilling
4351 Gulf Shore Blvd. North, Unit 6 North,

Naples, FL 34103
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

CUSIP No. 74373C 10 7

(1)	Names of reporting person: William Reiling I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship: United States

Number of shares beneficially owned by each reporting person with:
(5) Sole Voting Power: 1,519,797

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 1,519,797

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,519,797

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA

(11)	Percent of Class Represented by Amount in Row (9): 8.7%

(14)	Type of Reporting Person: IN

Item 1(a).	Name of Issuer: ProUroCare Medical Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 5500 Wayzata Blvd., Suite 310, Wayzata, MN 55416.

Item 2(a).	Name of Person Filing: William Reiling

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Reporting person’s principal address is 4351 Gulf Shore Blvd. North, Unit 6 North, Naples, FL 34103.

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number: 74373C 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership

(a)	Amount beneficially owned: 1,519,797

(b)	Percent of class: 8.7%.

(c)	Number of shares to which the person has:
(i) Sole Voting Power: 1,519,797

(ii) Shared Voting Power: 0

(iii) Sole Dispositive Power: 1,519,797

(iv) Shared Dispositive Power: 0

Reporting person also holds certain units consisting of unsecured, subordinated, convertible promissory notes  and related warrants to purchase common stock.  The 100,000 shares of common stock underlying the warrants and the equity securities issuable upon conversion of the $47,500 in principal amount of the notes are not included in the above calculation of shares because the conversion of the notes and exercise of the warrants are contingent upon future events (see Form 8-K filed by the Company on December 31, 2007).

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 2008

William Reiling

Signature:	/s/ William Reilling